UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14643

STERIS CORPORATION

(Exact name of registrant as specified in its charter)

5960 Heisley Road

Mentor, Ohio 44060-1868

Tel: (440) 354-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE: STERIS Corporation is filing a Form 15/A for the purpose of correcting Michael J. Tokich’s title from “President” to “Senior Vice President, Chief Financial Officer and Treasurer.”

Pursuant to the requirements of the Securities Exchange Act of 1934, STERIS Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 17, 2015

STERIS CORPORATION

By:	/s/ Michael J. Tokich
	Name:	Michael J. Tokich
	Title:	Senior Vice President, Chief Financial Officer and Treasurer